WESTERN WIND ENERGY CORP.

632 FOSTER AVENUE	TELEPHONE:	604.839.4192
COQUITLAM, BC V3J 2L7	FACSIMILE:	604.939.1292
	www.westernwindenergy.com

N E W S R E L E A S E

December 10, 2007

Toronto Venture Exchange Symbol: “WND”
Issued and Outstanding: 28,823,039

APPOINTMENT OF NEW PRESIDENT OF SOLAR GENERATION INITIATIVE

Western Wind Energy is pleased to announce that it has named George Salama as President and CEO for its new subsidiary Western Solargenics Inc. Western Solargenics is a wholly owned subsidiary of Western Wind Energy, developing over $250 million of solar projects in California and Ontario, Canada. The projects are utility size projects with prospective customers such as Southern California Edison and Ontario Power Authority. Western Solargenics unique approach of integrating the wind and solar technology distinguish Western Wind Energy and assures a very desirable generation profile for its projects, while maximizing the land use.

Over the past 15 years, Mr. Salama has led the development of over 2000 MW of power projects in USA, Canada and around the globe. Prior to joining Western Solargenics, Mr. Salama was with Southern California Edison where he led the negotiation of over 140 MW of renewable power projects including solar, wind, geothermal and biomass.

Mr. Salama is a professional electrical engineer and has extensive experience in power generation development with several major corporations such as Kansas City Power & Light, Westinghouse Power Generation and other majors.

GRANTING OF STOCK OPTIONS

Western Wind Energy wishes to announce that it has granted stock options to an officer of the Company to purchase 275,000 options exercisable at a price of $1.32 for a period of five years from the date of grant.

Western Wind Energy is the largest producing pure wind energy, publicly traded company (non-income trust) in North America. Western Wind Energy currently produces 34.5 MW of energy from over 500 wind turbine generators located in Southern California. Western Wind also has over 155 MW of expansion power sales agreements with the associated projects in the late stage of development. In addition, Western Wind Energy has a credible pipeline of over 1,300 MW of site locations in the State of California.

Western Wind Energy currently produces clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi (Windridge) and San Gorgonio Pass (Palm Springs), California. Western Wind Energy's annualized energy output is approximately 75 billion watt hours per year. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 154.5 megawatts from the sale of wind energy electrical generation, to two separate utilities. Western Wind Energy was the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 26-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring exceptional land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.